

August 20, 2019

David J. Langevin
Chief Executive Officer
Manitex International, Inc.
9725 Industrial Drive
Bridgeview, Illinois 60455

      Re: Manitex International, Inc.
          Registration Statement on Form S-3
          Filed August 9, 2019
          File No. 333-233155

Dear Mr. Langevin:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Thomas Jones at 202-551-3602 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Electronics and Machinery

cc: Todd M. Kaye, Esq.